UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Termination of Share Purchase Agreement

As previously disclosed, on January 13, 2025, AirNet Technology Inc. (the “Company”) entered into a share purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to subscribe and purchase, an aggregate of 15,070,000 ordinary shares of the Company, par value US$0.04 per share, at a purchase price of US$0.4675 per share for aggregate gross proceeds to the Company of US$7.0 million (the “Offering”).

Pursuant to Section 6(l) of the Purchase Agreement, the Purchase Agreement may be terminated by the Company by written notice to the Purchasers (“Termination Notice”) if the closing of the Offering has not been consummated on or before the tenth (10th) day following the execution of the Purchase Agreement. Once terminated, the Purchase Agreement shall become void and there shall be no liability or obligation on the part of any party to the Purchase Agreement, subject to certain exceptions set forth in the Purchase Agreement.

On February 13, 2025, the Company sent out the Termination Notice to the Purchasers, and the Offering has been terminated.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on May 10, 2024 (Registration No. 333-279318), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: February 13, 2025	By:	/s/ Yuan Feng
	Name:	Yuan Feng
	Title:	Co-Chief Executive Officer